Exhibit 99.1

Cre8 Enterprise Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

Hong Kong, March 04, 2026 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, today announced that on March 2, 2026, it has received written notification (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) (“Minimum Bid Price Requirement”) and the matter is closed.

As previously announced, the Company received a written notification from Nasdaq dated October 3, 2025, indicating the Company’s failure to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days under the Minimum Bid Price Requirement. Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with 180 calendar days, or until April 1, 2026, to regain compliance.

To comply with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A Ordinary Shares must be at least US$1.00 per share for a minimum of 10 consecutive business days at any time prior to April 1, 2026. Therefore, in order to cure the minimum bid price deficiency, the Company has effectuated a reverse stock split of all of the Company’s issued and unissued shares, including the Class A Ordinary Shares and Class B ordinary shares, at an exchange ratio of one (1) share for twelve (12) shares.

According to the Compliance Notice, the Company evidenced a closing bid price of its Class A Ordinary Shares at or greater than US$1.00 per share for 10 consecutive business days from February 13 to February 27, 2026. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

The Company remains committed to maintaining the highest standards of corporate governance and compliance. The company appreciates the support of its shareholders.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email: ir@cre8corp.com

Phone: +852 3693 2688